

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Robert J. Gillette
Chief Executive Officer
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Boulevard
Memphis, Tennessee 38120

> **Re: ServiceMaster Global Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2014**
> **File No. 333-194772**

Dear Mr. Gillette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the document. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Summary, page 1

TruGreen Spin-Off, page 10

3.   Please expand your disclosure to discuss the reasons for the spin-off; discuss your consideration of the segment's recent declining profits and operations in making this decision.

Management's discussion and Analysis of Financial Condition and Results of Operations, page 55

4.   We note that you have had significant impairment charges with respect to some of your intangible assets, dispositive activities, and new operating systems. With a view to disclosure, please tell us whether there are trends in the your continuing operations that may result in impairment charges resulting in each of the operating segments in this fiscal year, other than the $50 million that is expected to be charged in the first quarter of 2014 with respect to the American Home Shield new operating system.

Results of Operations, page 58

5.   Please expand your results of operations discussion when listing factors that contributed to changes in line items. Please quantify each significant factor. Also, please discuss the underlying reasons for the changes in more detail. For example, you indicate that bad debt expense increased; please discuss why you believe it increased and your expectations for the future.

Cost of Services Rendered and Products Sold, page 60

6.   Please expand your disclosure to separately discuss the cost of services rendered for each type of service provided. Please include a table which breaks down the line item further in order to provide more clarity to readers trying to understand your performance in each line of business.

Restructuring Charges, page 62

7.   You disclose the components of your restructuring charges. Please expand your disclosure to discuss the status of each material restructuring activity and your expectations for these charges in the future.

Segment Review, page 64

8.   We note that within the discussion for each segment you further discuss revenue by type of service (i.e., pest control versus termite within Terminix segment). Please provide tables that quantify these significant categories in order to make it easier for a reader to follow your discussion of the results and understand the changes.

Critical Accounting Policies and Estimates, page 77

Revenue, page 78

9.   Please expand your disclosure to describe how non-franchise revenues are recorded for each of your businesses; in this regard, we note that you only discuss the specific revenue recognition policies for your pest control and lawn care services.

Item 16. Financial Statement and Exhibits, page II-2

10.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide a draft copy for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

Cc: James T. Lucke, Senior Vice President and General Counsel
        Peter J. Loughran, Debevoise & Plimpton LLP